Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

DATE OF BOARD MEETING

The board of directors (the “Board”) of Tuya Inc. (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) hereby announces that a meeting of the Board of the Company will be held on Monday, August 24, 2026 Hong Kong Time (the “Board Meeting”), for the purpose of considering and approving, inter alias , (i) the unaudited quarterly results of the Group for the three months ended June 30, 2026 and its publication, (ii) the unaudited interim results of the Group for the six months ended June 30, 2026 and its publication, and (iii) transacting any other business.

The Company’s management will hold an earnings conference call on Tuesday, August 25, 2026, at 08:30 A.M. Hong Kong Time or on Monday, August 24, 2026, at 08:30 P.M. U.S. Eastern Time.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, each participant will receive the dial-in information and a unique PIN (personal access code) to join the call as well as an email confirmation with the details.

Participants Online Webcast Registration: https://edge.media-server.com/mmc/p/x8phnjqd

Participants Call Registration:

https://register-conf.media-server.com/register/BI2992f21177c7423c83ce142eb2ef031c

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.tuya.com.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, August 10, 2026

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

* For identification purposes only